Exhibit 1
For Immediate Release
Wipro selected by Unitech Wireless to create
Telecom Company of the future
Wipro Infotech wins 9-year IT outsourcing contract from Unitech Wireless (A Unitech
Telenor company) against stiff competition from other leading international players
Wipro’s strong domain expertise, distribution strength, and market knowledge are differentiators
Bangalore, May 5 2009: Unitech Wireless, the newest telecom services player in India, today announced that it had awarded a multi-hundred-million long term outsourcing contract to Wipro for creating the next generation telecom company.
Unitech Wireless, with licences to operate in all 22 circles across India, is launching state-of-the-art telecommunication services to provide advanced wireless voice, data and ILD/, NLD services. Unitech Wireless proposes to succeed in this highly attractive and fast growing telecom market, with a strong differentiator in customer experience and service delivery. To achieve its ambitious goals, Unitech Wireless has structured its organization and operational architecture around innovation, scalability and flexibility. Its partnership with Wipro will enable this uniqueness and provide non-linear, scaleable growth, while delivering the highest levels of customer service to their subscribers.
Commenting on the association with Wipro, Rohit Chandra, Chief Operating Officer, Unitech Wireless, said “We are launching a Greenfield telecom operation and want to create a strong customer proposition for our services based on cutting edge technology and business processes aligned with IT. We chose Wipro as our partner because among the service providers in this field, we felt that they brought a unique combination of domain expertise, market knowledge and a customer-centric approach that allows us to grow together.”
Speaking on this prestigious outsourcing contract Mr. Suresh Vaswani, Joint CEO, IT Business & Member of the Board, Wipro Ltd, said “We are excited to partner with Unitech and Telenor to help build Unitech Wireless which promises to be one of the leading differentiated telecom service providers in India in the years to come. Unitech Wireless has a unique customer-centred approach and the business-technology alignment will ensure that subscribers get the latest services. India is a huge growth market and we are delighted that Unitech Wireless has offered us this opportunity to work with them”.
Wipro is a leader in the telecom service provider space and will leverage its global expertise to implement a future- ready IT architecture in accordance with industry standards. This will deliver a scalable, flexible and secure platform comprising a suite of industry leading software applications. Wipro will also deploy component based Service Delivery Platform (SDP) for Unitech Wireless to deliver wide range of services including Multi Channel Access, Real Time Information Delivery, Multimedia Content and VAS. It is expected that the Wipro’s-Unitech Wireless partnership will transform the way in which the telecom industry operates, and create new benchmarks for business-technology alignment. Wipro will be working with Unitech Wireless right from the launch and taking responsibility for key aspects of the service infrastructure.
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About Wipro Infotech
Wipro Infotech, a division of the US$5 billion Wipro Limited, provides enterprise customers with high value Information Technology Products, Software Services, Solutions and Consulting Services in India and the Middle East. Headquartered at Bangalore, Wipro Infotech serves customers in India through a network of 22 offices and 170 service locations across the country. It also has regional offices across the Middle East serving the region.
About Wipro Ltd
Wipro Limited (NYSE:WIT) provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, IT enabled services, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally. In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations. Wipro also has profitable presence in niche market segments of consumer products and lighting. Wipro’s ADSs are listed on the New York Stock Exchange, and its equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange.
For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in
Wipro’s forward looking and cautionary statements
Forward-looking and cautionary statements Certain statements in this release concerning our future growth prospects and our ability to successfully complete and integrate potential acquisitions are forward looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our ability to integrate and manage acquired IT professionals, our ability to integrate acquired assets in a cost effective and timely manner, fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Wipro may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.
For further information, please contact:
Agency Contact for Wipro Infotech:
Shivshankar Devraaj / Purnima Burman
K2 Communications Pvt Ltd.
Tel: 23337344/9900512025
Website: www.k2communications.in